

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 5, 2008

Mr. Izhar Dekel
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 56100, Israel

> **Re:** **Magal Security Systems Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 0-21388**

Dear Mr. Dekel:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director